Angel Oak Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

January 26, 2024

VIA EDGAR
Ms. Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Angel Oak Funds Trust (the “Trust”)
N-14 File No. 333-276326
Angel Oak High Yield Opportunities ETF (S000083812)
Angel Oak Mortgage-Backed Securities ETF (S000083813)
(each, an “Acquiring ETF”)
Dear Ms. Rowland:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Trust’s Registration Statement filed on Form N-14 on December 29, 2023 (SEC Accession No. 0000894189-23-009430) (the “Information Statement”). For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Information Statement.

Comment 1.With regards to the legality of shares opinion submitted as an exhibit with the Information Statement, the Staff notes that the opinion has language stating Dechert LLP is not opining on Delaware law and the opinion is limited to published statutes of the State of Delaware. Please undertake to remove this language from the opinion as the staff believes such opinion much include judicial case law in the jurisdiction.
Response:     The below change has been made (new language underlined; deleted language struck through). The revised opinion will be filed as an exhibit with a post-effective amendment.
~~We are members of the Bar of the District of Columbia and do not hold ourselves out as being conversant with the laws of any jurisdiction other than those of the United States of America and the District of Columbia. We note that we are not licensed to practice law in the State of Delaware, and to the extent that any opinion herein involves the laws of the State of Delaware, such opinion should be understood to be based solely upon our review of the documents referred to above and the published statutes of the State of Delaware.~~ This opinion is limited to the Delaware Statutory Trust Act, and we express no opinion with respect to the laws of any other jurisdiction or to any other laws of the State of Delaware. Further, we express no opinion as to compliance with any state or federal securities laws, including the securities laws of the State of Delaware.
Comment 2.In the letter to shareholders section beginning on page 1, please add a fourth bullet point stating the reorganizations will subject investors to certain ETF-specific risks referenced in the penultimate paragraph on page 2 and delete such paragraph.
Response:     The requested change has been made.
Comment 3.On page 1 of the letter to shareholders, please disclose in the paragraph preceding the table of Funds the higher management fee relating to the MBS ETF and the 12b-1 plan to be adopted by this ETF in this section.

Response:     The following disclosure has been added:
The management fee of the Acquiring High Yield ETF will be 0.55%, which is the same as the current management fee of the Target High Yield Fund, and will have a unitary fee structure pursuant to which the Adviser agrees to pay the operating expenses with only limited exceptions. As a result, the Angel Oak High Yield Opportunities ETF is expected to experience the same overall operating expenses as compared to its corresponding Target Fund after the applicable Target Fund fee waiver.
The management fee of the Acquiring MBS ETF will be 0.79%, which is higher than the current management fee of 0.50% for the Target Total Return Bond Fund. The Acquiring MBS ETF will also have a unitary fee structure pursuant to which the Adviser agrees to pay the operating expenses with only limited exceptions. The Acquiring MBS ETF is also subject to a contractual fee waiver and/or expense reimbursement agreement to limit the Fund’s operating expenses (subject to only limited exceptions) to 0.49% of the Fund’s average daily assets through at least September 30, 2025. As a result, the overall expenses of the Angel Oak Mortgage-Backed Securities ETF after the applicable fee waiver are expected to be higher compared to its corresponding Target Fund after the applicable Target Fund fee waiver.
The Acquiring MBS ETF has adopted a Rule 12b-1 Distribution and Service Plan under which the Acquiring MBS ETF may bear a Rule 12b-1 fee not to exceed 0.25% per annum of its average daily net assets. However, no such fee is currently paid by the Acquiring MBS ETF, and the Fund does not currently have any plans to implement the Rule 12b-1 Plan and commence the payment of any fees pursuant thereto.
Comment 4.In the letter to shareholders section, please add disclosure to item number 3 titled “Additional Trading Flexibility” stating shareholders will not be able to buy or sell directly from an Acquiring ETF at the Fund’s NAV and when buying and selling on a secondary market, in addition to paying brokerage commissions, investors may pay costs attributable to the market price bid/ask spread and that buying and selling at market price will pay more and receive less than the Fund’s NAV. Please also add this disclosure to the Q&A section.
Response:     The following disclosure has been added:
Unlike a mutual fund’s shares, individual shares of ETFs are not available for purchase or sale directly through the ETF. Instead, individual ETF shares may only be purchased and sold in secondary market transactions through a broker. When buying or selling shares through a financial intermediary, a shareholder may incur brokerage or other charges determined by the financial intermediary, although ETFs trade with no transaction fees on many platforms. In addition, a shareholder of an ETF may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase shares (bid) and the lowest price a seller is willing to accept for shares (ask) when buying or selling shares in the secondary market (the “bid-ask spread”). Because ETF shares trade at market prices rather than at NAV, shares of an ETF may trade at a price less than (discount) or greater than (premium) the portfolio’s NAV.
Comment 5.a.    Throughout the documents, please more clearly explain the following four categories of shareholder accounts, each requiring different actions (if any) as a result of the Reorganizations:
i.brokerage accounts that can accept shares of an ETF (no additional action required)
ii.fund direct individual retirement accounts (“IRAs”) (shares will be liquidated and such value may be subject to tax at some time in the future)
iii.group retirement plan investments (your financial intermediary may transfer your investment to a different investment option)
iv.all other accounts held directly with the Target Fund at the Target Fund’s transfer agent (shares will be held by the transfer agent until a brokerage account is identified)

b.Please address what happens if the intermediary for a group retirement plan does not transfer an investment to a different investment option prior to the Reorganization.
c.On page three of the shareholder letter, please make bold-face the following sentences:
If you do not hold your shares of a Target Fund through that type of brokerage account or a fund direct individual retirement account, the shares will be held by U.S. Bancorp Fund Services, LLC, the transfer agent to the Acquiring ETFs, until a brokerage account is identified. Alternatively, if you hold your shares of a Target Fund through a group retirement plan, your financial intermediary may transfer your investment in a Target Fund to a different investment option prior to a Reorganization.
Additionally, please delete the phrase “or a fund direct individual retirement account” from the first such sentence to avoid suggesting that such shareholders do not need to take any action. Supplementally, please explain what a “fund direct individual retirement account” is and consider such clarification in the letter.
d.Please clarify the statement that “In some cases, this transfer may be subject to tax.” with respect to the transfer of investments in group retirement plans.
e.Please make bold-face the following disclosure: “If you do not currently hold your shares of a Target Fund through a brokerage account that can hold shares of an Acquiring ETF, please review the accompanying materials closely for additional actions that you must take to receive shares of an Acquiring ETF as part of a Reorganization.”
Response:     a.     The Trust has revised applicable parts of the documents to more clearly articulate the above-referenced categories and how they are affected by the Reorganizations.
b.    The following disclosure has been added: “The Funds are not responsible for the management of group retirement plan investments or for ensuring appropriate actions are taken by the plan’s financial intermediary prior to the Reorganizations. Please contact your plan’s financial intermediary for additional information.”
c.    The above-referenced section has been revised to more clearly address the four shareholder scenarios and how they will be affected by the Reorganizations. As a result of these changes, the specific language referenced in the comment has been replaced. The Trust believes that the new language accomplishes the intent of the above-referenced comment and other comments herein.
d.    The above-referenced sentence has been deleted, given that the subsequent sentence directs shareholders to their financial intermediary for details applicable to their investment.
e.    The requested change has been made.
Comment 6.With regards to the “Questions and Answers” section, under Question 2, please remove the parenthetical stating “(aside from certain immaterial differences as a result of changes made to the Acquiring High Yield ETF’s investment strategies to incorporate comments received from the SEC staff in connection with its launch).” Please make this change globally where applicable throughout the Information Statement.
Response:     The requested changes have been made.
Comment 7.In the “Questions and Answers” section, under Question 2, please address the issuance of shares for all four shareholder scenarios (see above comment).
Response:     The last sentence of the above-referenced section has been revised to read as follows:
Shares of an Acquiring ETF will be transferred to each shareholder’s brokerage account if the shareholder has a brokerage account that supports transactions in ETF shares. Information about how the Reorganization will affect shares held in fund direct individual retirement accounts, group retirement plan accounts, and other accounts held directly with a Target Fund at the Target Fund’s transfer agent is below in response to Question 7 and in the accompanying Information Statement/Prospectus.

Comment 8.In the “Questions and Answers” section, under Question 3, please add disclosure to the second bullet point stating that secondary market transactions through brokers may be subject to brokerage commissions and the market price bid-ask spread.
Response:     The requested change has been made.
Comment 9.In the “Questions and Answers” section, under Question 3, please add the following disclosures and a cross-reference to the ETF Risks section located in the N-14 Prospectus:
The ETF’s market price may deviate from the value of the ETF’s underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay more or receive less than the underlying value of the ETF shares bought or sold. This can be reflected as a spread between the bid and ask prices for the ETF quoted during the day or a premium or discount in the closing price from the ETF’s NAV.
An active trading market for shares of the ETF may not develop or be maintained. Please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders, and that this could in turn lead to wider bid-ask spreads and variances between the market price of the ETF’s shares and the underlying value of those shares.

In stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. This adverse effect on liquidity for the ETF’s shares in turn could lead to wider bid/ask spreads and differences between the market price of the ETF’s shares and the underlying value of those shares.

Response:     The requested changes have been made.
Comment 10.In the “Questions and Answers” section, under Question 7, please expand the disclosure in the first paragraph to explain more plainly the four shareholder scenarios regarding what is required to receive shares of an Acquiring ETF.
Response:     The requested change has been made.
Comment 11.In the “Questions and Answers” section, under Question 8, please briefly describe the change in the 80% policy for the MBS ETF. Please also include a cross-reference to the “Summary Comparison of the Funds — Principal Investment Objectives, Strategies, and Policies” section located in the N-14 Prospectus.
Response:     The requested changes have been made.
Comment 12.In the “Questions and Answers” section, under Question 10, please add disclosure stating that the MBS ETF will adopt a new 12b-1 plan and that future shareholders may be subject to 12b-1 fees. Please also state that the MBS ETF will have a unitary fee structure and state here and throughout the Information Statement, where applicable, that the expenses for the MBS ETF may increase after the expiration of the waiver period.
Response:     The requested changes have been made.
Comment 13.In the “Questions and Answers” section, under Question 11, please include a cross-reference to the “Summary Comparison of the Funds — Principal Risks” section located in the N-14 Prospectus.
Response:     The requested change has been made.
Comment 14.In the “Questions and Answers” section, under Question 12, please include a sentence at the end of the “Tax Efficiency” paragraph stating “to the extent an ETF redeems securities in cash, however, the redemption will generate a capital gain or loss impacting shareholders in the same manner as a mutual fund redemption”.
Response:     The requested change has been made.
Comment 15.In the “Questions and Answers” section, under Question 15, please include a cross-reference to the “KEY INFORMATION ABOUT THE PROPOSED REORGANIZATION — Federal Income Tax Consequences of each Reorganization” section located in the N-14 Prospectus.
Response:     The requested change has been made.
Comment 16.In the “Questions and Answers” section, under Questions 21 and 22, please note if there are any tax consequences for each scenario explained in the Answer, and also include a cross-reference here to the “KEY INFORMATION ABOUT THE PROPOSED REORGANIZATION — Federal Income Tax Consequences of each Reorganization” section located in the N-14 Prospectus.
Response:     The requested changes have been made.
Comment 17.In the “Questions and Answers” section, regarding Question 27, the Staff notes that this question appears to be redundant to Question 26. Please consider removing this question.
Response:     The requested change has been made.
Comment 18.In the “Information Statement/Prospectus” section beginning on page i, please revise the first sentence of the fifth paragraph to state “With respect to the Acquiring MBS ETF, after the reorganization transaction occurs, the management fee and total expense ratio, after any applicable fee waiver is expected to be higher compared to its corresponding Target Fund.” Please also add a statement disclosing that the Acquiring MBS ETF will adopt a 12b-1 plan, which may in the future result in 12b-1 fees for shareholders.
Response:     The requested changes have been made.
Comment 19.On page 1 of the “Information Statement/Prospectus”, please include a synopsis of the information contained in the prospectus, followed by a brief discussion comparing the principal risks of the Funds and the fees and expenses of the Funds. The synopsis should include a comparison of the target and corresponding acquiring fund’s investment objectives and policies; distribution and purchase procedures and exchange rights; and redemption procedures.
Response:     The section titled “OVERVIEW OF THE PROPOSED REORGANIZATION” has been revised to include a synopsis of the target and corresponding acquiring fund’s investment objectives and policies; distribution and purchase procedures; and redemption procedures, followed by a brief discussion comparing the Funds’ principal risks and the fees and expenses of the Funds.
Comment 20.In the “Information Statement/Prospectus” section under the “Agreement and Plan of Reorganization” heading, please address the four shareholder scenarios regarding what is required to receive shares of an Acquiring ETF.
Response:     The requested changes have been made.
Comment 21.Please confirm supplementally that there will be no significant repositioning of the Funds’ portfolios as a result of, or in anticipation of, the Reorganizations.
Response:     The Trust so confirms.
Comment 22.In the “Information Statement/Prospectus” under the “Effects of the Reorganization — Investment Policies and Restrictions” section, please include a new heading before the second paragraph of this section to clarify that the following disclosure is discussing fees and not policies and restrictions.
Response:     The requested change has been made.

Comment 23.Regarding the “Information Statement/Prospectus” under the “Summary Comparison of the Funds - Fees and Expenses of the Funds” section, please confirm supplementally that the fees disclosed in this section are current.
Response:     The Trust so confirms.
Comment 24.Regarding the “Information Statement/Prospectus” under the “Summary Comparison of the Funds - Fees and Expenses of the Funds” section, please state in footnote 3 to the Fees and Expenses table for each Target Fund that the right of recoupment will not survive the Reorganization.
Response:     The requested change has been made.
Comment 25.Regarding the “Information Statement/Prospectus” under the “Summary Comparison of the Funds — Principal Investment Objectives, Strategies, and Policies” section for the MBS ETF, the Staff notes the Trust declined previous Staff comments stating that mortgage related instruments do not comprise an industry or group of industries. If the Trust does not plan to change the concentration policy, please clarify in the interpretation that mortgage related instruments are considered a part of the real estate industry and not just that they are subject to the same risks, and please file a supplement to make conforming changes to the Acquiring ETFs’ Statement of Additional Information on Form N-1A. Additionally, please explain supplementally why the sole shareholder consent process could be used to effectuate the MBS ETF’s management fee change for the Reorganization, but not the concentration policy change requested by the Staff.
Response:     The Trust has revised the interpretation to clarify that mortgage-related instruments are considered a part of the real estate industry. The Trust hereby undertakes to file a supplement to make conforming changes to the Acquiring ETFs’ Statement of Additional Information on Form N-1A.
The Trust has declined to change the concentration policy for the MBS ETF because it believes that it would be misleading to investors to state that the Fund concentrates its investments in the real estate industry. Although mortgage-related instruments are backed by real estate and are subject to some of the risks of the real industry, such instruments are not subject to the same risks as the real estate industry. Mortgage-related instruments are ultimately subject to the risk of the creditor who is paying the mortgage, which is subject to the risk of the creditor. For example, a mortgage for which a lawyer is the creditor is also subject to the risks of the legal industry and a mortgage for which a doctor is the creditor is also subject to the risks of the healthcare industry. Overall, notwithstanding the Staff’s comments, the sole shareholder consent process was not used to effectuate the MBS ETF’s concentration policy change for the Reorganization, because of this reason.
Comment 26.In the “Information Statement/Prospectus” under the “Summary Comparison of the Funds — Principal Risks” section, it is not clear which risks apply to which Fund and whether they apply to a Target Fund or Acquiring ETF. Please clarify the principal risk disclosure by adding a chart to the beginning of this section depicting which risks apply to each Fund.
Response:     The requested change has been made.
Comment 27.In the “Information Statement/Prospectus” under the “Summary Comparison of the Funds — Principal Risks” section, under the “Concentration in Mortgage Loans, RMBS and CMBS Risk” disclosure, please revise the penultimate sentence in this paragraph to state “Although the Fund does not concentrate its investments in the real estate sector, the investments in which the Fund’s assets will be concentrated ~~relate to instruments that are backed by real estate~~ are considered part of the real estate industry.”
Response:     The requested change has been made.
Comment 28.In the “Information Statement/Prospectus” under the “Summary Comparison of the Funds — Fund Performance” section, please clarify the disclosure for each Fund to state the information shows the past performance of the Target Fund, and that no performance is shown for the Acquiring ETF because it does not yet exist. Please also state that if the reorganization occurs, the Acquiring ETF will assume the performance of the Target Fund.
Response:     The requested changes have been made.

Comment 29.Regarding the “Information Statement/Prospectus” under the “Summary Comparison of the Funds — Fund Performance” section, please supplementally provide the completed performance tables.
Response:     The completed performance tables are attached as Appendix A to this response letter.
Comment 30.In the “Information Statement/Prospectus” under the “Summary Comparison of the Funds — Management” section, please revise the first paragraph under the Portfolio Managers sub-section to state “The portfolio managers listed below are jointly and primarily responsible for the day-to-day management of each Fund.”
Response:     The requested change has been made.
Comment 31.In the “Information Statement/Prospectus” under the “Angel Oak Board Considerations” section, please disclose the board’s consideration of both the increased management fee and the new 12b-1 plan for the MBS ETF and how it was in the best interest of shareholders.
Response:    The Trust has made the requested changes. The Trust has added the following disclosure in the aforementioned section regarding the 12b-1 Plan for the MBS ETF:
The Board considered that the Acquiring MBS ETF has adopted a Rule 12b-1 Distribution and Service Plan under which the Acquiring MBS ETF may bear a Rule 12b-1 fee in an amount up to 0.25% of its average daily net assets for certain distribution-related activities and shareholder services. The Board also considered that no such fee is currently paid by the Acquiring MBS ETF, and there is presently no intention for the Fund to pay a Rule 12b-1 fee. The Board also noted that the Adviser has represented that, in the event that there is an intention for the Fund to pay such a fee in the future, the matter will first be presented to the Board for consideration and approval prior to implementation. The Board considered that a 12b-1 fee would not be implemented for the Fund in the future unless the Board determined that such fee was in the best interest of the Fund’s shareholders.
Please see the response to Comment 33 below for the disclosure the Trust has added in this section regarding the Board’s consideration of the increased management fee with respect to the Acquiring MBS ETF and the best interest of shareholders.

Comment 32.Regarding the “Information Statement/Prospectus” under the “Angel Oak Board Considerations” section, please supplementally confirm if the board considered the indirect expenses borne by the Funds as a result of repositioning, and if so, revise the disclosure accordingly.
Response:    The Trust hereby confirms that there are not expected to be any material expenses as a result of repositioning, if any. The Trust confirms that the Board considered that repositioning expenses would be immaterial, if any.
Comment 33.Regarding the “Information Statement/Prospectus” under the “Angel Oak Board Considerations — Relative Expense Ratios” disclosure, please expand this language to be more specific and discuss the increased expense of the MBS ETF in the context of the effects of the merger on shareholder expenses.
Response:    The Trust has revised the aforementioned disclosure as follows (new language is underlined):
Relative Management Fees and Expense Ratios. The Angel Oak Board reviewed information regarding comparative management fees and expense ratios (current and pro forma management fees and expense ratios are set forth in “Summary Comparison of the Funds—Fees and Expenses of the Funds” section above). The Board considered that the management fee of the Acquiring High Yield ETF will be 0.55%, which is the same as the current management fee of the Target High Yield Fund, and the management fee of the Acquiring MBS ETF will be 0.79%, which is higher than the current management fee of 0.50% for the Target Total Return Bond Fund. The Board noted that the Acquiring High Yield ETF is expected to experience the same overall operating expenses as compared to its corresponding Target Fund after the applicable Target Fund fee waiver, because the Acquiring High Yield ETF will have a unitary fee structure pursuant to which the Adviser agrees to pay the operating expenses with only limited exceptions. The Board considered that the overall expenses of the Acquiring MBS ETF after the applicable fee waiver are expected to be higher compared to its corresponding Target Fund after the applicable Target Fund fee waiver. However, the Board also considered that the overall expenses of the Acquiring MBS ETF prior to the applicable fee waiver are expected to be lower compared to its corresponding Target Fund prior to its applicable Target Fund fee waiver, which is currently scheduled to expire on May 31, 2024, because the Acquiring MBS ETF will have a unitary fee structure pursuant to which the Adviser agrees to pay the operating expenses with only limited exceptions. The Board also reviewed the fees of peer ETFs and determined that the fee was within the range of those other ETFs and that the fee was fair and reasonable.
Comment 34.In the “Information Statement/Statement of Additional Information” under the “Portfolio Turnover” section, please revise the disclosure to clarify that the information is pertaining to the predecessor funds as the Acquiring ETFs did not yet exist.
Response:     The requested change has been made.
Comment 35.In the “Information Statement/Statement of Additional Information” under the “Investment Policies” section, it discloses under fundamental policy number 7 that the High Yield ETF will not “concentrate” its investments in an industry or group of industries. The Staff notes this language may not align with the corresponding disclosure contained in the Acquiring ETFs’ Form N-1A registration statement. Please reconcile the language so that both the N-14 and N-1A disclosures state “group of industries.”
Response:     The Trust hereby undertakes to file a supplement to make conforming changes to the Acquiring ETFs’ Statement of Additional Information on Form N-1A to state that: “The High Yield ETF will not ‘concentrate’ its investments in an industry or group of industries, except to the extent permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.”
Comment 36.In the Statement of Additional Information contained in the N-1A registration statement under the “Investment Policies” section, please revise the “Concentration” paragraph under the interpretations of the fundamental investment policies of the Funds to refer to a “group of industries” and to state that the applicable instruments are considered part of the real estate industry.
Response:     The Trust hereby undertakes to file a supplement to make the requested changes to the Acquiring ETFs’ Statement of Additional Information on Form N-1A.
Comment 37.In the “Information Statement/Statement of Additional Information” under the “Management — Trustee Ownership of Fund Shares and Other Interests” section, please revise the disclosure to clarify that the information is pertaining to the Trustees’ ownership of the predecessor funds. Please also update the information disclosed in this section as of December 31, 2023.
Response:     The requested changes have been made.
Comment 38.In the “Information Statement/Statement of Additional Information” under the “Management — Compensation” section, please revise footnote 1 to the compensation table to state the Funds had not commenced operations as of January 31, 2024.
Response:     The requested change has been made.
Comment 39.In the “Information Statement/Statement of Additional Information” under the “Portfolio Transactions — Commissions Paid” section, please revise the disclosure to clarify throughout that the information is pertaining to the predecessor funds as the Acquiring ETFs did not yet exist.
Response:     The requested change has been made.
Comment 40.In the “Information Statement/Statement of Additional Information” under the “Other Fund Service Providers” section, please revise the disclosure to clarify that the information contained in the tables regarding fees paid to the Administrator are pertaining to the predecessor funds.

Response:     The requested change has been made.

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 516-1603 or at michael.barolsky@usbank.com.
Sincerely,
/s/ Michael D. Barolsky
Michael D. Barolsky
Senior Vice President
U.S. Bank Global Fund Services,
as Administrator for the Trust

Appendix A
Target High Yield Fund
Average Annual Total Returns

For the period ended December 31, 2023	1 Year	5 Years	10 Years	Since Inception (3/31/09)
Return Before Taxes	12.54%	5.73%	4.95%	7.59%
Return After Taxes on Distributions[1]	9.51%	3.27%	2.38%	4.81%
Return After Taxes on Distributions and Sale of Fund Shares[1]	7.33%	3.33%	2.62%	4.79%
Bloomberg U.S. High Yield Corporate Bond Index (reflects no deduction for fees, expenses, and taxes)	13.44%	5.37%	4.60%	8.90%
1    After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. In certain cases, the figure representing “Return After Taxes on Distributions and Sale of Fund Shares” may be higher than the other return figures for the same period, since a higher after-tax return results when a capital loss occurs upon redemption and provides an assumed tax deduction that benefits the investor. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Target Total Return Bond Fund
Average Annual Total Returns

For the period ended December 31, 2023	1 Year	Since Inception (6/4/21)
Return Before Taxes	5.46%	-3.01%
Return After Taxes on Distributions[1]	3.55%	-4.24%
Return After Taxes on Distributions and Sale of Fund Shares[1]	3.19%	-2.79%
Bloomberg US Aggregate Bond Index (reflects no deduction for fees, expenses, and taxes)	5.53%	-3.03%
1    After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. In certain cases, the figure representing “Return After Taxes on Distributions and Sale of Fund Shares” may be higher than the other return figures for the same period, since a higher after-tax return results when a capital loss occurs upon redemption and provides an assumed tax deduction that benefits the investor. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.
A-1